UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X/A
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

EXPLANATORY NOTE
The Registrant is filing this Amendment to Form F-X to report a change in the U.S. Agent for Service of Process previously appointed by the Registrant in connection with multiple Forms filed by the Registrant with the Securities and Exchange Commission (“Commission”) as listed below in Item C (the “Applicable Forms”). The Registrant hereby amends each Form F-X initially filed by the Registrant contemporaneously with an Applicable Form.

A. Name of issuer or person filing (“Filer”): BAYTEX ENERGY CORP.
B. (1) This is [check one]:

[ ]	an original filing for the Filer.
[X]	an amended filing for the Filer.
(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)

C. Identify the filing in conjunction with which this form is being filed:

Name of registrant:	BAYTEX ENERGY CORP.
Form type:	Multiple form types as set forth in the table below
File number (if known):	Multiple file numbers as set forth in the table below
Filed by:	BAYTEX ENERGY CORP.
Date filed (if filed concurrently, so indicate):	Multiple dates as set forth in the table below

Form Type:	File Number (if known):	Date Filed (if filed concurrently, so indicate):
Form 40-F	001-32754	March 30, 2007
Form F-10	333-160675	July 17, 2009
Form F-10	333-175796	July 26, 2011
Form F-10	333-191762	October 16, 2013
Form F-10	333-193789	February 6, 2014
Form F-10	333-202662	March 11, 2015
Form F-3	333-171866	June 15, 2015

4874-9219-6772

D. The Filer is incorporated or organized under the laws of Alberta, Canada and has its principal place of business at:
2800, 520-3rd Avenue S.W.
Calgary, Alberta,
Canada, T2P 0R3
Telephone: (587) 952-3000

E. The Filer designates and appoints Baytex Energy USA, Inc., (the “Agent”), located at:

16285 Park Ten Place, Suite 500
Houston, Texas 77084
(713) 722-6500

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof, or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relate; and the transactions in such securities.

    The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alberta, Canada, this 28th day of February, 2024.

Filer: Baytex Energy Corp.
By: /s/ James R. Maclean Name: James R. Maclean Title: Chief Legal Officer and Corporate Secretary

This statement has been signed by the following person in the capacity indicated on February 28, 2024.

Baytex Energy USA, Inc. as Agent for Service of Process for Baytex Energy Corp.
By: /s/ Julia Gwaltney Name: Julia Gwaltney Title: SVP and General Manager, U.S. Eagle Ford Operations